UF 6-5-03

** A+I 5/30/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03054208

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAY 27 2003 PROCESSING WASH, D.C. 188 SECTION

SEC FILE NUMBER
8- 36598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madden Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 North Akard Street
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Madden 214-855-5335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brosowske, Mares, Smothermon & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5757 Alpha Road, Suite 500	Dallas	Texas	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Madden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madden Securities Corporation, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



ANNE M. RUSH
Notary Public, State of Texas
My Commission Expires 11-18-08

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madden Securities Corporation

Financial Statements and Supplemental Schedule

March 31, 2003

Madden Securities Corporation

Table of Contents

March 31, 2003

BROSOWSKE, MARES, SMOTHERMON & CO., P.C.
Certified Public Accountants

5757 ALPHA ROAD, SUITE 500
DALLAS, TEXAS 75240

(972) 392-2727
FAX (972) 991-8236

To the Directors and Stockholder
Madden Securities Corporation

We have audited the accompanying statement of financial condition of Madden Securities Corporation (a Texas corporation) as of March 31, 2003, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madden Securities Corporation as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Brosowske, Mares, Smothermon & Co., P.C.

May 7, 2003

Madden Securities Corporation
Statement of Financial Condition
March 31, 2003

Assets

Current assets:	
Cash	$ 88,076
Trade receivables	12,223
Income tax refunds receivable	3,385
Investments	3,317
Deferred income taxes	2,617
Total current assets	109,618
Office equipment, net	11,763
Total assets	$121,381

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable and accrued expenses	$ 13,647
Total current liabilities	13,647
Stockholder's equity:	
Common stock, $.10 par value, authorized - 1,000,000 shares, issued and outstanding - 300,000 shares	30,000
Additional paid-in capital	21,061
Retained earnings	66,790
Accumulated other comprehensive loss	(10,117)
Total stockholder's equity	107,734
Total liabilities and stockholder's equity	$121,381

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Statement of Operations
Year Ended March 31, 2003

Revenues:	
Brokerage commissions	$166,333
Financial consulting and advisory fees	91,313
Interest income	4,488
	262,134
Expenses:	
Employee compensation and benefits	193,623
Clearance, exchange and quotation fees	35,788
Business development	17,867
Office rent and utilities	20,636
Office expenses	4,909
Professional fees	4,632
Vehicle expenses	3,676
Other	13,878
	295,009
Loss before income tax benefit	(32,875)
Income tax benefit	(1,079)
Net loss	$(31,796)

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Statement of Stockholder's Equity
Year Ended March 31, 2003

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Totals
Balances, beginning	300,000	$30,000	$21,061	$98,586	$(9,706)	$139,941
Net loss	-	-	-	(31,796)	-	(31,796)
Unrealized losses on investments, net of taxes of $72	-	-	-	-	(411)	(411)
Balances, ending	300,000	$30,000	$21,061	$66,790	$(10,117)	$107,734

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Statement of Cash Flows
Year Ended March 31, 2003

Cash flows from operating activities:	
Net loss	$(31,796)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,466
Deferred income taxes	(513)
Increase in receivables	(13,222)
Increase in accounts payable and accrued expenses	8,617
Net cash used in operating activities	(34,448)
Cash flows from investing activities:	
Purchases of office equipment	(14,229)
Net cash used in investing activities	(14,229)
Decrease in cash	(48,677)
Cash, beginning	136,753
Cash, ending	$ 88,076

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Industry

The Company primarily provides securities brokerage and financial consulting services to companies and individuals in North Texas. The Company acts as a correspondent broker and does not carry customer accounts.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, purchased with a maturity of three months or less, to be cash equivalents.

Investments

The Company's investments consist of securities that have a readily determinable fair market value. Since the Company does not intend to sell these securities in the near term, they are classified as available for sale, and, accordingly, are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component within the stockholder's equity section of the Company's balance sheet. Realized gains or losses on all investments are determined by specific identification and are charged or credited to current earnings.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the number of accounts comprising the Company's customer base. Credit is extended based on an evaluation of each customer's financial condition. Credit losses, if any, have been provided for in the accompanying financial statements and have been within management's expectations.

Security Transactions

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in these financial statements as of the trade date.

Madden Securities Corporation
Notes to Financial Statements

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Depreciation

Depreciation of office equipment is computed using straight-line and accelerated methods over lives of 3 to 7 years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the differences between the bases of investments for tax and financial reporting purposes. For financial statement purposes, the Company adjusts the carrying basis of investments to fair value, resulting in the net bases of investments for tax purposes in excess of their financial statement bases. In addition, the Company has net operating loss and contribution deduction carryovers, which may be deducted against future taxable income. The deferred taxes represent the future tax return consequences of these differences.

Note 2 - Investments

Investments include stock warrants with an amortized cost and fair value of $3,300. These warrants entitle the holder to acquire 1,200 common stock shares ratably from June, 2003 to June, 2005. The balance of investments consists of common stock with a fair value of $17 that was received in exchange for a $50,000 bond issued by the same corporation with an original cost of $11,919.

Note 3 - Office Equipment

Office equipment is stated in the accompanying financial statements at cost, net of accumulated depreciation of $25,940. Depreciation expense of $2,466 for the year ended March 31, 2003, is included in other expenses.

Madden Securities Corporation
Notes to Financial Statements

Note 4 - Income Taxes

The provision for income taxes consists of the following:

Current taxes	$(3,025)
Deferred income taxes	1,946
	$(1,079)

Income taxes exceed the amount expected when applying statutory tax rates to income before taxes because various expenses, primarily meals and entertainment and club dues, are not fully deductible for income tax purposes, and deduction of charitable contributions has been deferred in accordance with tax rules and regulations. The Company has applied for tax refunds of $3,025 resulting from carrybacks of the tax loss for the year ended March 31, 2003. The Company has additional tax loss carryforwards available of $1,911 which expire in 2023, and charitable contribution carryforwards of $3,637, which do not expire. The Company made no income tax deposits during the year ended March 31, 2003.

Note 5 - Lease Commitments

The Company leases its office facilities under month-to-month lease agreements. Rental expense for the Company's office facilities totaled $15,025 for the year ended March 31, 2003.

Note 6 - Retirement Plan

The Company has a Savings Incentive Match Plan for Employees under Internal Revenue Code Section 408(p). Employees may elect to designate a portion of their salary up to $6,000 annually for contribution to the plan. The Company is required to match employee contributions up to 3% of contributing employees' salaries. All funds are fully vested as they are contributed to the plan. The Company's contribution for the year ended March 31, 2003 was $0.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. This rule requires a minimum net capital of $50,000 for correspondent brokers who do not carry customer accounts.

At March 31, 2003, net capital was $98,415, which was $48,415 in excess of required net capital. A calculation of net capital, as defined, at March 31, 2003, follows:

Total stockholder's equity	$107,734
Less non-allowable assets - receivable from non-customers	(3,385)
Less deferred taxes	(2,617)
Less haircut on securities	(3,317)
Net capital	$ 98,415

Supplemental Schedule

Madden Securities Corporation

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 as of March 31, 2003

Computation of Net Capital

Total stockholder's equity	$107,734
Less non-allowable assets - receivable from non-customers	(3,385)
Less deferred taxes	(2,617)
Less haircut on securities	(3,317)
Net capital	$ 98,415

Reconciliation with Company's computation:

Net capital as reported in Company's Part IIA of Form X-17a-5 as of March 31, 2003	$ 88,669
Audit adjustments:	
Adjust depreciation to calculated amount	(94)
Record trade receivables	11,973
Adjust income taxes to actual	(2,590)
Correct beginning equity to actual	457
Net capital as computed above	$ 98,415

Statement of Omitted Supplemental Data
As of March 31, 2003

The computation for determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Related to Possession or Control Requirements under Rule 15c3-3 have been omitted because Madden Securities Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(i)(i).

See accompanying auditors' report.

BROSOWSKE, MARES, SMOTHERMON & CO., P.C.
Certified Public Accountants

5757 ALPHA ROAD, SUITE 500
DALLAS, TEXAS 75240

(972) 392-2727
FAX (972) 991-8236

To the Board of Directors
Madden Securities Corporation

We have audited the financial statements of Madden Securities Corporation for the year ended March 31, 2003, and have issued our report thereon dated May 7, 2003. As a part of our audit, we assessed the Company's internal control structure to the extent we considered necessary to plan our audit and design audit tests as required by auditing standards generally accepted in the United States of America. The purpose of our assessment was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our assessment was more limited than would be necessary to express an opinion on the internal control structure taken as a whole.

We also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company is exempt from compliance with rule 15c3-3 and no facts came to our attention that such conditions for exemption had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the internal control structure are to provide reasonable, but not absolute, assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements. The internal control structure comprises environ-ment, the accounting system, and control procedures.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods

is subject to the risk that policies or procedures may become inadequate because of changes in conditions.

Our assessment made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the internal control structure of the Company taken as a whole. However, our assessment disclosed no condition that we believed to be a material weakness.

We understand that practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for use of Madden Securities Corporation and the Securities and Exchange Commission and should not be used for any other purpose.

Broussard, Mary, Amatheruson & Co., P.C.

May 7, 2003